Exhibit 99.9

CONSENT OF EXPERT

I, Renato Petter, of Yamana Gold Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from miner al reserve estimates for the Fazenda Brasileiro, Sao Vicente, Agua Rica and Gualcamayo properties as at December 31, 2008 and the reports entitled “Technical Report Update, Gualcamayo Project” dated February 2009 and “Chapada Copper-Gold Project, Goiàs State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Renato Petter
Name: Renato Petter, Professional Engineer
Title: Technical Services Director

Date:  March 31, 2009